IFRS Implementation Plan

Monterrey, Mexico, June 30, 2011 — FOMENTO ECONOMICO MEXICANO, S.A.B. DE C.V. ("FEMSA") (BMV: FEMSAUBD, NYSE: FMX) presents the status regarding the process of adoption of International Financial Reporting Standards or IFRS by the company and the plan to implement them in its accounting, in compliance with the Comision Nacional Bancaria y de Valores (“CNBV”). (This release is an English translation of a document filed on June 30, 2011, at the request of the Mexican Stock Exchange.)

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FEMSA is a leading company that participates in the non-alcoholic beverage industry through Coca-Cola FEMSA, the largest independent bottler of Coca-Cola products in the world in terms of sales volume; in the retail industry through FEMSA Comercio, operating the largest and fastest-growing chain of convenience stores in Latin America, and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in over 70 countries.

REPORT ON THE INTERNATIONAL FINANCIAL REPORTING STANDARDS
 IMPLEMENTATION PLAN
FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

In accordance with the provisions of  la Comisión Nacional Bancaria y de Valores (“ the National Banking and Securities Commission” or “CNBV”) on May 13, 2011 (the “Official Letter”), Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) notifies its shareholders and the public in general of this report on the current situation of its adoption of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and its IFRS implementation plan (the “Report”).

This Report was prepared according to instructions provided in the Appendix to the CNBV’s Official Letter.

Purpose of the Report

The purpose of this Report is to specifically advise the CNBV, the investors, and remaining external-party stakeholders the process of the activities and actions that the Company has considered to implement IFRS for the first time.
The publication of such information and explanation will permit the aforementioned to be aware of the activities that the Company has conducted and will conduct to adapt its processes and systems to reach a successful IFRS implementation. Similarly, this Report will allow all the aforementioned to have an overview of the possible actions and effects that may arise in the Company’s accounting to allow it to report its financial information in accordance with the new accounting standards.

Information to be Disclosed

1.	Impact on Accounting and Business (1.1 – 1.8)

2.	Impact on Information Systems (2.0)

3.	Transition Progress (3.0)

4.	Additional Considerations (4.0)

1.         Impact on Accounting and Business

The Company’s consolidated financial statements for the year ended December 31, 2012 will be the first annual financial statements that will comply with IFRS. The Company will apply IFRS 1 “First-time Adoption of International Financial Reporting Standards” to prepare its first consolidated financial statements under IFRS.
The Company’s Transition Date to IFRS will be January 1, 2011 (Transition Date); accordingly, management is currently in the process of preparing the transitional Statement of Financial Position under IFRS at such date.
For the year ended December 31, 2010, the Company presented its consolidated financial information under Mexican Financial Reporting Standards (“MFRS”). To comply with the CNBV requirements, this Report is itemizing the differences in the recognition, measurement and presentation requirements between IFRS and MFRS.
When preparing the transitional Statement of Financial Position under IFRS, the Company applied the mandatory exceptions and certain optional exemptions set forth in IFRS 1 to the complete retrospective application of IFRS.

1.1         Exemptions Elected by the Company

The Company elected and applied the following exemptions:

2	June 30, 2011

a)	Business combinations

The Company did not amend its business acquisitions prior to the Transition Date; accordingly, it did not remeasure the values determined at the acquisition date, including the amount of goodwill recorded. The Company applied this exemption primarily because the most recent acquisitions have been made under the framework of MFRS B-7, Business Combinations, which converges with its equivalent, IFRS 3, Business Combinations.

b)	Share-based Payments

Company management will elect this exemption if its plan for the shares awarded to certain executives qualifies as a share-based payment transaction – see Section 1.3.1 (f).

c)	Deemed cost

At the IFRS Transition Date, the Company recognized its MFRS carrying value (which represents the indexed historical cost) of certain fixed assets as its deemed cost. Accordingly, there is no Transition Date impact on such fixed assets recognized at deemed cost, as their initial value under MFRS is equal to the value recognized under IFRS.

d)	Employee benefits

The Company applied the exemption recognizing all the unamortized actuarial gains and losses against retained earnings at its Transition Date.

The application of this exemption is itemized in Section 1.3.1 (b).

e)	Cumulative translation effect

The Company applied the exemption not to calculate retrospectively the translation difference in the financial statements for foreign operations; consequently, at the Transition Date it reclassified the accumulated translation effect recorded under MFRS to retained earnings and as from January 1, 2011, it will calculate the translation effect prospectively according to International Accounting Standard (“IAS”) 21, Changes in Foreign Exchange Rates.

The application of this exemption is itemized in Section 1.3.1 (e).

f)	Interest costs

The Company applied the exemption set out for interest costs maintaining the qualifiable assets existing at the Transition Date and the respective interest capitalization based on MFRS capitalization policies, and beginning January 1, 2011 it will capitalize its interest costs in accordance with IAS 23, Borrowing Costs.

1.2         Mandatory Exceptions

The Company applied the following mandatory exceptions stated in IFRS 1, which do not allow the retroactive application of the requirements stated in such standards:

a)	Derecognition of financial assets and liabilities
At the Transition Date, the Company applied the rules under IAS 39, Financial Instruments: Recognition and Measurement, to derecognize the transactions that occurred after such date and that do not comply with the classification criteria under this Standard.

At the Transition Date, there was no impact on the Company related to the application of this exception.

3	June 30, 2011

b)	Hedge accounting
At the Transition Date, the Company measured all its derivative financial instruments at fair value and only designated those instruments whose hedging relationship was designated and documented effectively according to IAS 39 as accounting hedges.

At the Transition Date, there was no impact on the Company related to the application of this exception.

c)	Non-controlling Interest
The Company applied the requirements under ISA 27, Consolidated and Separate Financial Statements, related to non controlling interest equity prospectively beginning on the Transition Date.

There was no impact on the Company related to the application of this exception.

d)	Estimates
The estimates conducted by the Company under IFRS 1 as of January 1, 2011 are consistent with the estimates recorded under MFRS at the same date.

e)	Classification and measurement of financial assets
This exception requires the entity to assess whether a financial asset meets IFRS 9, Financial Instruments, based on the facts and circumstances at the Transition Date to IFRS. IFRS 9 is effective for periods that begin on January 1, 2013 and allows early application. The Company is in the process of evaluating whether it will apply such IFRS early.

f)	Embedded Derivative Instruments
The exception consists of reviewing whether an embedded derivative should be separated from the host contract and accounted for as a separate derivative financial instrument at the later between the day it is initially considered part of the contract or the day its fair value is reviewed in accordance with IFRS 9. The Company is in the process of assessing whether to adapt such IFRS early.

1.3         Recording and Presentation Effects of the Transition

The following disclosures provide a qualitative description of the expected effects from the transition to IFRS:

1.3.1	Expected effects in the transition and comparative Statements of Financial Position under IFRS (2011):

Adjustments:
a)	Write-off of inflation in nonmonetary assets and shareholders’ equity.
In conformity with the principles set forth in MFRS, the amount of the Company’s nonmonetary assets and shareholders’ equity includes inflation to December 31, 2007. According to IAS 29, Hyperinflationary Economies, the last hyperinflationary period for the Mexican peso was in 1998. Therefore, the Company eliminated the accumulated inflation recognized in nonmonetary assets and shareholders’ equity (except for the case of certain fixed assets where the deemed cost exemption was used – see Section 1.1 (c)), based on MFRS, during 1999 through 2007. For MFRS purposes, such periods were not deemed hyperinflationary in Mexico.

For the foreign subsidiaries, the inflation accumulated from the acquisition date was eliminated (except in the case of Venezuela, which was deemed a hyperinflationary economy as of the Transition Date and of certain fixed assets where the deemed cost exemption was used – see Section 1.1 (c)), because the economies of such countries were not deemed hyperinflationary from the date FEMSA began to consolidate them.

Beginning January 1, 2008, the Company’s consolidated financial statements under MFRS, presented in Mexican pesos, are part of a noninflationary economic environment, wherefore; they do not include the effects of changes in the price level of such environment. However, some FEMSA subsidiaries operate in economies deemed inflationary under MFRS, but do not qualify as hyperinflationary under IFRS. Consequently, the effects of the inflation differences recognized in such subsidiaries under MFRS were reconciled under IFRS.

4	June 30, 2011

b)	Employee benefits
The Company applied the exemption permitted by IFRS 1, recognizing all the accrued actuarial losses, net of retained earnings as of the Transition Date.

Furthermore, under MFRS, the Company recorded a provision for severance payment for its employees. For IFRS purposes, this provision is recorded pursuant to IAS 19, Employee Benefits, until the moment the Company has a demonstrable commitment to end the relationship with the employee or has made an offer to encourage voluntary retirement, which offers the right of receiving his/her severance payment. Accordingly, at the date of the transition, the Company wrote off its severance payment liability against retained earnings.

The Company applied the provision mentioned in paragraph 9 of IFRS 1, recognizing the transition asset arising from MFRS against retained earnings on the Transition Date.

c)	Embedded derivatives
For MFRS purposes, the Company has identified and recorded embedded derivatives for certain agreements denominated in foreign currency. Pursuant to the principles set forth in IAS 39, the Company is writing off embedded derivatives when the foreign currency is commonly used in the economic environment where the agreements were entered into. Therefore, as of January 1, 2011, the embedded derivatives recognized under MFRS were written off.

d)	Deferred income taxes
The IFRS adjustments that will be recognized by the Company will have an impact on the calculation of deferred income taxes according to the requirements established by IAS 12, Income Taxes.

e)	Cumulative effect of foreign currency translation
The Company decided to use the exemption provided by IFRS 1, which permits adjusting to zero all the translation differences recognized under MFRS as of the Transition Date.

f)	Bonus Program
The Company is in the process of assessing the possible IFRS impacts related to its bonus program plan offered to certain key executives.

g)	Retained earnings
All the adjustments arising from the Company’s conversion to IFRS as of the Transition Date were recorded against retained earnings.

Reclassifications:
h)	Restricted cash
Based on the analysis conducted of the differences between IFRS and MFRS, and the assessment of the impact of each one of them, the Company concluded that adopting NIC 7, Statement of Cash Flows, is a standard with financial reporting presentation impacts, where restricted cash will be reclassified from the cash line item to other current/long-term assets for the Statement of Financial Position.

i)	Prepaid expenses
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Under MFRS, the Company presented the advances to suppliers under the inventory line item as of January 1, 2011; according to IFRS, the latter should be reclassified. Thus they will be presented in other current assets in the transition balance sheet.

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Under MFRS, the Company presented the advances on purchases of fixed assets in the fixed asset item as of January 1, 2011; according to IFRS, the latter should be reclassified. Thus they will be presented in other current assets in the transition balance sheet

5	June 30, 2011

j)	Leasehold improvements
For MFRS purposes, the Company presents leasehold improvements in other long-term assets. Such assets meet the definition of a fixed asset according to IAS 16, Property, Plant and Equipment; accordingly, they will be reclassified to this item for IFRS purposes.

1.3.2	Effects expected in the consolidated statement of comprehensive income during the comparative IFRS year (2011):

The Company’s Consolidated Statement of Income will include the other comprehensive income (loss) items, wherefore its name changes to Consolidated Statement of Comprehensive Income.

Based on the impact described in Section 1.3.1, the Company’s Consolidated Statement of Comprehensive Income will be primarily affected by the depreciation and amortization expenses as a result of the elimination of accumulated inflation recognized in the nonmonetary assets; the disconnection of inflationary accounting for Costa Rica, Argentina and Nicaragua; write-off of provisions for non restructuring indemnities and accrued transition liabilities and actuarial gains and losses; write-off of embedded derivatives, amendment of the deferred tax provision, consequence of the change in accounting values from migrating to IFRS.

Under MFRS, certain items were presented under income from operations during 2011, which for IFRS will be considered part of the operation. The Company is in the process of restructuring its Statement of Comprehensive Income to comply with MFRS 1, Presentation of Financial Statements.

1.3.3	Effects expected in the consolidated statement of cash flows during the comparative IFRS year (2011):

Based on the analysis performed on the differences between IFRS and MFRS as it relates to the statement of cash flows and the adoption of IAS 7, the Company identified the following classification differences; restricted cash will be reclassified from the cash item to other current/long-term assets (in the Statement of Financial Position, based on the restriction term) and presented in the Statement of Cash Flows based on its nature in the operating, financing or investing sections. Additionally under IFRS, unrealized exchange fluctuations on cash and cash equivalents will not be treated as realized cash flows as they are currently presented for purposes of MFRS.

1.4	Impact on accounting policies

The Company is analysing the impact of these accounting effects in its primary policies. At the date of this report, we are conducting such process. In addition, the Company did not use any standard suppletorily other than IFRS.

1.5	Impact on historical information

At the Transition Date, the Company will be using the optional exemptions and mandatory exceptions set forth by IFRS 1 disclosed hereinabove. Such exemptions and exceptions limit the possibility of preparing financial reports before the Transition Date, wherefore the Company will solely be presenting financial reports that comply with the IFRS guidelines established by the IASB on January 1, 2011 and thereafter.

Besides, the Company will continue to prepare financial reports for the Mexican Stock Exchange based on MRFS during 2011.

1.6	Impact on key yield indicators

Current key performance indicators can be impacted by the change to IFRS (see Section 1.3.2).

The Company is in the process of assessing the final impact of adopting IFRS.

6	June 30, 2011

1.7	Impact on Contractual Obligations

The Company has identified the agreements that could be impacted by the change to IFRS; however, in the implementation stage, the final impact and potential changes due to the new IFRS will be evaluated.

1.8	Functional currency

The Company had no impact on the determination of its functional currency.

2.0	Impact on information systems

The Company has identified the necessary modifications to the operating and information systems, and is in the process of implementing them:

Operating Systems:
Adaptations to the nonmonetary assets module to continue with the depreciation and amortization process on values other than those reflected in MFRS and in accordance with the historical cost policy adopted under IFRS (see Section 1.3.1(a)), and the amendments to the mapping of certain line items in the Company’s Statement of Comprehensive Income.

Information Systems:
Changes to the consolidation system to disconnect the inflation calculation and change the translation logics in Argentina, Nicaragua and Costa Rica, countries which, as of December 31, 2010, operated in an inflationary environment under MFRS and changed to a noninflationary environment under IFRS.

Furthermore, the reporting templates will be adjusted to present the Statement of Comprehensive Income under the provisions of IFRS (see Section 1.3.2).

The Company has decided to modify its consolidation system to record accounting entries parallelly under IFRS and MFRS, at least during 2012.

3.0	Transition Progress

Below is a description of the findings and/or work performed as of the date of this report:

•	We completed questionnaires of differences between IFRS and MFRS.
•	We analysed each of the line items in the financial statements and notes thereto to identify possible translation impacts.
•	We held work meetings to review the standards and compare to the Company’s accounting policies.
•	We identified areas where IFRS allows accounting policy options.
•	We identified areas where IFRS 1 allows first-time adoption options.
•	The Board of Directors has been advised on the enforceability to present financial information under IFRS beginning January 1, 2012.
•	We made comparisons between entities in the same industry in other countries and Mexican entities that already report under IFRS, in order to identify best practices.
•	We assessed the accounting policy elections.
•	We assessed the IFRS 1 implementation elections.
•	The Company’s Management has made decisions on the exemptions for the IFRS transition, and the subsequent accounting policy elections.
•	We developed a strategy for the conversion, prioritizing relevance and impact.
•	We assessed the needs for training and established a training program based on the findings in the impact evaluation phase.
•	We prepared a summary of findings in the impact evaluation phase.

7	June 30, 2011

Following is a brief description of the actions that the Company will take in the following months to meet the mandatory adoption date:

•	We will conclude the quantification of the IFRS adjustments.
•	We will determine the comparative information related to the transition year.
•	We will conclude the documentation for the IFRS technical-accounting conclusions.
•	We will prepare the reconciliations required by IFRS.
•	We will prepare a notes-to-financial statements model.
•	We will audit the IFRS comparative financial information related to the transition year.
•	We will conclude the analysis of the IFRS accounting treatment that will be applied to the defined benefit plan that the Company grants to certain key executives.
•	We will conclude the government body decision approval process.
•	We will conclude the determination of impacts of the standards issued that are not in effect as of December 31, 2012.
•	We will assess the impacts on processes and controls related to adopting IFRS.

At the date of this report, there are no exemptions that have not been decided on yet.

4.0	Further considerations

The information presented in this document must be deemed unaudited preliminary information. We believe that this information may be amended, because of the following:
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IFRS 1 requires the application of standards in effect at the date of the Statement of Financial Position of its first complete financial statements under IFRS (adoption date), in the case of the Company as of December 31, 2012. Based on the above, the information presented herein may be amended if between this date and the adoption date:

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There are amendments to the standards applied and/or their interpretations and such amendments are in effect before the Company’s IFRS adoption date or otherwise if they are in effect after the adoption date, early adoption is permitted and the Company decides to adopt them.

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There are new standards and/or interpretations and such standards are in effect before the Company’s IFRS adoption date or otherwise if they are in effect after the adoption date, early adoption is permitted and the Company decides to adopt them.

Accordingly, this document should be considered a base document and is issued solely to communicate the current situation of the Company’s IFRS adoption process. Consequently, the information included in such document may not be considered final until the first annual report is concluded in December 2012. Thus, the Company reserves the right to elect another option other than the one selected in this document until the 2012 accounting year end close.
In May 2011, the IASB issued the following new IFRS with effective application date as the periods beginning January 1, 2013:

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The objective of IAS 27, Separate Financial Statements, is to establish the standards applicable in accounting for investments in subsidiaries, associates, and joint ventures, when an entity elects, or is required by local regulations to present unconsolidated financial statements. This standard does not dictate which entities produce separate financial statements available for public use; it applies when an entity prepares separate financial statements according to IFRS. Separate financial statements are those presented by a parent company, an investor in a jointly controlled entity, or with significant influence therein, where the investments are accounted for at cost or according to IFRS 9, Financial Instruments.

8	June 30, 2011

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The objective of IAS 28, Investments in Associates and Joint Ventures, is to prescribe the accounting for investments in associates and to set out the requirements for the application of the equity method when accounting for such investments and investments in joint ventures. This standard applies to all entities that are investors with joint control of, or significant influence over, another entity. The standard supersedes the prior version of IAS 28, Investments in Associates.

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The objective of IFRS 10, Consolidated Financial Statements, is to set out principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. The standard requires a parent company to present consolidated financial statements, amends the definition of the principle of control and sets out such definition as the base for consolidation; sets out how to apply the principle of control to identify whether the investment should be consolidated; it also sets out the accounting requirements for the preparation of consolidated financial statements. The standard supersedes IAS 27, Consolidated and Separate Financial Statements, and SIC 12, Consolidation of Special Purpose Entities.

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IFRS 11, Joint Arrangements, is based on the principle that a joint arrangement is when two or more entities share control, which only exists when the decisions on the relevant activities (that significantly affect the arrangement risks) require the unanimous consent of the parties sharing such control. IFRS 11 classifies joint arrangements in two types: joint operations and joint venture. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (joint operators) have rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of such arrangement have rights to the net assets of the arrangement. The IFRS requires the parties to recognize the investment and account for it using the equity method in accordance with IAS 28, unless the entity is exempt from applying the equity method specified in this standard. IFRS 11 superseded IAS 31, Interest in Joint Ventures and SIC 13, Jointly Controlled Entities - Nonmonetary Contributions by Venturers.

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The objective of IFRS 12, Disclosure of Interest in Other Entities, is to require the disclosure of information that enables the financial statement users to evaluate the nature and risks associated with its interests in other entities, in addition to the effects of those interests in its financial position, financial performance and cash flows.

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The objective of IFRS 13, Fair Value Measurement, is to define fair value and set out in one sole standard, a conceptual framework for measuring such fair value and the disclosure requirements about those measurements. This standard applies when another IFRS requires or permits fair value measurements except for transactions under the scope of IFRS 2, Share-based Payment, IAS 17, Leases, measurements that are similar to fair value but not considered as such, as the net realization value under the scope of IAS 2, Inventories, or the value in use in IAS 36, Impairment of Assets.

In June 2011, IASB issued improvements to the following standards:

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IAS 1, Presentation of Financial Statements, maintains the improvements made in 2007 where it requires that the gain or loss and comprehensive income be presented together (whether in a Statement of Comprehensive Income, or separately, in a Statement of Income and a Statement of Comprehensive Income). Additionally, it requires entities to group the line items presented in other comprehensive income items based on whether they can be potentially reclassifiable to earnings, and that the taxes associated with the line items presented before taxes be shown separate from the two groups of other comprehensive income items. These improvements are applicable to the periods beginning July 1, 2012. Early adoption is permitted.

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The improvements to IAS 19, Employee Benefits, provide for changes in the presentation of other comprehensive income items with respect to pensions (and similar benefits) eliminating the use of the fluctuation band, which tends to defer the actuarial gains/losses. All the remaining long-term benefits should be measured similarly even though the changes in the recognized amount are completely reflected through earnings. Additionally, it includes improvements to the disclosures of defined benefit plans, amends the accounting for benefits from termination, including the distinction between the benefits offered in an exchange in service and those that provide for the employment termination and affect their recognition and measurement of the benefits from termination. The standard also clarifies the classification of the employee benefits, actual estimates of mortality rates, tax and administrative costs as well as risks and conditional indexed characteristics. IAS 19 is applicable to periods beginning January 1, 2013. Early adoption is permitted.

9	June 30, 2011

The Company is in the process of assessing the impact of these new standards and of defining whether it adopts them early.

10	June 30, 2011